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                              May 24, 2021

       Richard Massey
       Chief Executive Officer
       Alight, Inc.
       1701 Village Center Circle
       Las Vegas, NV 89134

                                                        Re: Alight, Inc.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-4
                                                            Filed April 29,
2021
                                                            File No. 333-254801

       Dear Mr. Massey:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 12, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4, filed April 29,
2021

       Frequently Used Terms
       Continuing Member Contributors, page 7

   1. Please amend your disclosure in this section to include a brief description of the
                                                        "Blocker Pre-Closing
Organization."
   2. Please clarify whether and to what extent the "Blackstone Investors" and the Blackstone entities described in
"Continuing Member Contributors" are the same entities. Also, where you disclose on
page 119 that "each of the Continuing Member Contributors, will initially receive, in
addition to any Alight Holdings Units that are not subject to the
 Richard Massey
Alight, Inc.
May 24, 2021
Page 2
      Continuing Member Contribution, a number of Class A Units that are equivalent to each
      such Continuing Member Contributor   s respective allocation of the
shares of Company
      Class A common stock to be issued as consideration (which the Continuing Member
      Contributors will receive in exchange for such Class A Units in the Continuing Member
      Contribution)," please provide an estimate of the number of Class A company shares the
      Continuing Member Contributors will receive as consideration.
The Business Combination Agreement
Representations and Warranties, page 125

3. We note your disclosure that "[i]n the Business Combination Agreement, the Tempo
      Blockers made (or, in the case of Tempo Blocker 4, will make upon its joinder to the
      Business Combination Agreement) certain customary representations and warranties, severally, and not jointly, to FTAC." You also disclose on page 134 that the business combination agreement could be terminated "by FTAC if the Tempo Blocker Written
      Consents (other than the consent in respect of Tempo Blocker 4, which is subject to its formation and joinder to the Business Combination Agreement) and the Tempo Written
      Consents are not delivered to FTAC within twenty-four hours following the registration statement on Form S-4." Please amend your disclosure to clarify whether the joinder of
      Tempo Blocker 4 is a condition to closing of the business combination, and the consequences if the formation, joinder, and consent of Tempo Blocker 4 do not occur.
Background of the Business Combination, page 145

4. We note your amended disclosure that, on April 29, 2021, the parties entered into an amended and restated business combination agreement that reflects "modifications to certain of the restructuring steps expected to be undertaken prior to closing by affiliates of
      New Mountain as part of the Blocker Pre-Closing Organization, and (ii) include the
      Continuing Member Contribution." Please amend your disclosure in this section to briefly describe the certain restructuring steps. Please also amend your disclosure to describe the purpose of the restructuring steps and Continuing Member Contribution.
       You may contact Scott Stringer at (202) 551-3272 or Joel Parker at (202) 551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                             Sincerely,
FirstName LastNameRichard Massey
                                                             Division of
Corporation Finance
Comapany NameAlight, Inc.
                                                             Office of Trade &
Services
May 24, 2021 Page 2
cc:       Sachin Kohli
FirstName LastName